12/15

04054197

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tridelta plc

*CURRENT ADDRESS 21 Quinsboro Rd
Bray Co. Wicklow
Iceland

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

FILE NO. 82- 34853 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/26/05

82-34853

RECEIVED

12-31-03
AR/S

TRIDELTA PLC

EXHIBIT B

ANNUAL RETURN FILED JUNE 18, 2004

Companies Registration Office

Annual return
Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

CRO receipt date stamp

FEE PAID IN FULL | RECEIPT No.
18 JUN 2004 3 8 8 2142
COMPANIES REGISTRATION OFFICE

Tick box if bond is attached ☐

Companies Acts 1963 to 2003

B1

Company number: 357237

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name: Tridelta Public Limited Company
Limited

Return made up to: Day 23 Month 05 Year 2004

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? *note two* Yes ☐ No ☐

Financial year: From Day 01 Month 01 Year 2003 To Day 31 Month 12 Year 2003

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered office:
21 Quinsboro Road
Bray
Co Wicklow

Other addresses

Address	Register(s)/documents held at this address

Secretary

Surname	Hett	Former surname	
Forename	Brian	Former forename	

Residential address: "Caymanas", The Nurseries, Delgany, Co Wicklow

Donations for political purposes

Name of person or political party to whom donation was made	Value of donation €/__

C. R. O.
18 JUN 2004

Presenter details
Person to whom queries can be addressed
Name: Sean Kelly & Company
Address: 70 Glenview Park, Kilpedder, Co Wicklow

DX number		DX exchange	
Telephone number		Fax number	
E-mail		Reference number	

Authorised share capital

Total: €/__ 1,000,000

made up as follows:

Class	Number of shares	Nominal value per share €/__
Ordinary	10,000,000	€0.10

Issued share capital *(Insert nominal values)*

Total: €/__ 557,019.30

made up as follows:

Paid up on shares issued for cash	€/__ 152,790.90
Considered paid on other shares	€/__ 404,228.40
Total calls unpaid	€/__ Nil (E)
Total not yet called	€/__ Nil (F)

The sum of these figures must equal the total issued share capital.

Total standing to credit of Capital Conversion Reserve Fund: €/__ Nil

Shares issued

Consideration – all cash

Class	Number of shares	Total nominal value €/__	Total premium paid €/__	Total amount paid €/__
Ordinary	327,040	32,704.00	196,097.70	228,801.70
Ordinary	70	7.00	Nil	7.00
Ordinary	70,000	7,000.00	42,000.00	49,000.00
Ordinary	725,799	72,579.90	544,349.25	616,929.15
Ordinary	405,000	40,500	291,933.13	332,433.13
Totals	1,527.909 (A)			1,227,170.98 (C)

Consideration – not all cash

Class	Number of shares	Total nominal value €/__	Total premium considered paid €/__	Total amount considered paid €/__
Ordinary	4,042,284	404,228.40	Nil	404,228.40
Totals	4,042,284 (B)			404,228.40 (D)

Totals

Total number of shares issued **(A) + (B)**: 5,570,193

This total must agree with the total number of shares held by existing members as stated in the **List of past and present members** section of the return.

Total paid and unpaid and considered paid **(C) + (D) + (E) + (F)**: €/__ 1,631,399.38

Other share/ debenture details

List of past and present members

Persons holding shares on the date to which the annual return has been made up for 20 04 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company.

☐ Tick box if the list of past and present members is submitted on CD.

		Share class	Numbers held	Number transferred & date	Particulars of transferee
Name	See Attached Schedule 1				
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					
Name					
Address					
Folio no.					

Total number held 5,570,193

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

Directors
Including shadow/alternate directors, if any

Surname	Hett	Former surname	
Forename	Brian	Former forename	
Date of birth	Day 28 Month 09 Year 1955	Irish resident ☑	Alternate director ☐
Residential address	"Caymanas", The Nurseries, Delgany, Co Wicklow		
Business occupation	Company Director	Nationality	British

Other directorships

Company	Place of incorporation	Company number
Tridelta Development Limited		254105
Trimed Research Inc	USA	21-2001

Surname	Walshe	Former surname	
Forename	Kieran	Former forename	
Date of birth	Day 26 Month 05 Year 1955	Irish resident ☑	Alternate director ☐
Residential address	114 The Old Mill, Ratoath, Co Meath		
Business occupation	R & D Director	Nationality	Irish

Other directorships

Company	Place of incorporation	Company number
Tridelta Development Limited		254105

Surname	Henneberry	Former surname	
Forename	Sean	Former forename	
Date of birth	Day 09 Month 12 Year 1940	Irish resident ☑	Alternate director ☐
Residential address	18 Princeton, Ardilea, Clonskeagh, Dublin 14		
Business occupation	Company Director	Nationality	Irish

Other directorships

Company	Place of incorporation	Company number
See Attached Schedule 2		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ☑

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ______________ Director ______________ Secretary

Name ______________ ______________

Directors
Including shadow/alternate directors, if any

Surname	Flavin	Former surname	
Forename *note six*	Brian	Former forename *note seven*	
Date of birth	Day 08 Month 03 Year 1973	Irish resident *note sixteen* ☑	Alternate director *note seventeen* ☐
Residential address *note six*	206 Beech Park, Lucan, Co Dublin		
Business occupation	Accountant	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
Pharmatrim		309487
Tridelta Development Limited		254105

Surname	Torgerson	Former surname	
Forename *note six*	Paul	Former forename *note seven*	
Date of birth	Day 13 Month 02 Year 1962	Irish resident *note sixteen* ☐	Alternate director *note seventeen* ☐
Residential address *note six*	4 Kings Meadow Grove, Wetherby, West Yorkshire, LS22 7FR, UK.		
Business occupation	Lecturer	Nationality	British

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
Tridelta Development Limited		254105

Surname		Former surname	
Forename *note six*		Former forename *note seven*	
Date of birth	Day Month Year	Irish resident *note sixteen* ☐	Alternate director *note seventeen* ☐
Residential address *note six*			
Business occupation		Nationality	

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☑

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed [signature] Director [signature] Secretary

Name *in bold capitals or typescript* Kieran Walshe | Brian Hett

Schedule 1 - List of Members of TRIDELTA PUBLIC LIMITED COMPANY as at 23rd May 2004

Name	Address 1	Address 2	Address 3	Address 4	Address 5	Address 6	Shareholding
ACORN INVESTMENT NOMINEES LIMITED	BOLLIN HOUSE	RIVERSIDE PARK	WILMSLOW	CHESHIRE	SK9 1DP		37,962
MR GREGORY ATTREE & AMC ATTREE	HERNAFORD	HARBERTONFORD	TOTNES	S DEVON	TQ9 7HY		5,000
MR JOHN BERRY	69 DRAYTON GARDENS	LONDON	UK	SW10 9QZ			18,962
BIOGNOSIS LIMITED	TYNDALL	221 LONDON ROAD	HAILSHAM	EAST SUSSEX	BN27 3AP		5,000
MR STEPHEN BORSBERRY	121 LODGE ROAD	KNOWLE	SOLIHULL	B93 0HG			4,000
BRENTMIRE LIMITED	MOLESWORTH HOUSE	8/9 MOLESWORTH STREET	DUBLIN 2				68,036
MR ADAM BROICH	17522 V STREET	OMAHA	NE 68135-2857	USA			5,102
MR DEAN BROICH	28355	132ND STREET	OMAHA	NE 68144	USA		29,561
MR KENNETH BROICH	17522 V STREET	OMAHA	NE 68135-2857	USA			5,102
CAMPUS COMPANIES CUSTODIAN LIMITED	MOLESWORTH HOUSE	8/9 MOLESWORTH STREET	DUBLIN 2				1,012,702
MRS MICHELE GARDNER CLARK	WESTFIELD	BENNETHEAD	WATERMILLOCK	PENRITH	CA11 OLT		10,000
MS BARBARA ANN ORORKE CLARKE	COPTON	1 CASTLE COURT	BOOTERSTOWN	CO DUBLIN			4,000
MR JOE DALY	60 FORTFIELD ROAD	TERENURE	DUBLIN 6W				132,637
MRS BARBARA JEAN DONNARUMMA	CARLO'S ICES	ROMSEY ROAD	EAST WELLOW	HAMPSHIRE	S051 6BG		5,500
MR DENIS CHRISTOPHER DRISCOLL	11 GLENMACHAN DRIVE	BELFAST	N IRELAND	BT4 2RE			5,000
DUBLIN SEED CAPITAL FUND LIMITED	THE TOWER	IDA ENTERPRISE CENTRE	PEARSE STREET	DUBLIN 2			257,105
MR CHARLES MARTIN EDWARDS	PADDOCK HILL FARM	HOUGH LANE	WILMSLOW	CHESHIRE	SK9 2LH		75,923
MR GRAHAME ELLIOTT	HIGHBURY	26 HARROP ROAD	HALE	ALTRINCHAM	CHESHIRE	WA15 9DQ	37,962
MR GRATTAN ENDICOTT	14 ELMSWOOD COURT	PALMERSTON ROAD	MOSSLEY HILL	LIVERPOOL	L18 8DJ		1,745
ENTERPRISE 2000 FUND LIMITED	43 PEARSE STREET	DUBLIN 2					372,800
ENTERPRISE IRELAND	WILTON PARK HOUSE	WILTON PLACE	DUBLIN 2				372,800
MR JOHN GARVICAN	TYNDALL	221 LONDON ROAD	HAILSHAM	EAST SUSSEX	BN27 3AP		7,210
MR CIARAN HANRAHAN	18 ALMA PARK	MONKSTOWN	CO DUBLIN				15,000
HARGREAVES LANSDOWN (NOMINEES)	LIMITED PAPIN ACCT	KENDAL HOUSE	4 BRIGHTON MEWS	CLIFTON	BRISTOL	BS8 2NX	1,822
MR BRIAN HETT	CAYMANAS	THE NURSERIES	DELGANY	CO WICKLOW			650,410
MICHELLE HETT	CAYMANAS	THE NURSERIES	DELGANY	CO WICKLOW			650,410
HOODLESS BRENNAN & PARTNERS LIMITED PEQ ACCT	4TH FLOOR	40 MARSH WALL	LONDON				29,100
MR PIETER HOOFT	28 VISCOUNT COURT	1 PEMBRIDGE VILLAS	LONDON	W2 4XA			37,962
MR DOUGLAS HUTCHISON	OAKDENE HOUSE	ARGYLL ROAD	KILCREGGAN	HELENSBURGH	G84 0JS		10,000
JIM NOMINEES LIMITED GALLNOMS ACCT	15/17 MOUNT EPHRAIM ROAD	TUNBRIDGE ROAD	KENT	TN1 1EN			5,000
MR JOSEPH KUBAT	48295	167 AVENUE	OMAHA	NE 68138-1333	USA		14,573
MRS JOANNA GARDNER MAGUIRE	WESTFIELD	BENNETHEAD	WATERMILLOCK	PENRITH	CA11 0LT		10,000
THE MANAGEMENT TECHNIQUES PENSION	FUND	18 PRINCETON	ARDILEA	CLONSKEAGH	DUBLIN 14	IRELAND	37,962
MR BARRY MANSFIELD RICH ACCT & MR ROGER D'ERESBY COFFII	8 FARM ROAD	ABBOTTS ANN	ANDOVER	HAMPSHIRE			3,333
MR DAVID LEONARD MARKS	MUTLEY HOUSE	1 AMBASADOR PLACE	STOCKPORT ROAD	ALTRINCHAM	WA15 8DB		5,000
MR TOM MCDONALD	C/O ACCUPLEX LLC	9967 FLORENCE HEIGHTS BLVD	OMAHA	NE 68112	USA		20,151
MR ROBERT CHARLES VIVIAN MERCER	WOODECOTE	BLACKSMITH'S LANE	DUMBLETON	EVESHAM	WORCS	ENGLAND	11,666
MR COLIN MURPHY	3 CALDERSTONE COURT	MIDDLESTOWN	WAKEFIELD	WF4 4UE			4,000
MR JOHN NAGLE	100 THE ELMS	MOUNT MERRION AVENUE	BLACKROCK	CO DUBLIN			10,000
MR PA NOLAN	SHEILA NOLAN	MOPOON VILLA	SYDENHAM ROAD	DUNDRUM	DUBLIN 14	IRELAND	37,962
MR TIM PARKER	2 GLENFIELD	HIGHGATE ROAD	ALTRINCHAM	CHESHIRE	WA14 4QH		37,962
MR MICHAEL PARLETT	HUNDALEE FARM	JEDBURGH	ROXBURGSHIRE	TD8 6PA			37,962
MR BRYAN PEASGOOD	14 MILL LANE WEST	ELLOUGHTON	NR BROUGH	HUMBERSIDE	UK		4,000
JOAN PEASGOOD	14 MILL LANE WEST	ELLOUGHTON	NR BROUGH	HUMBERSIDE	UK		4,000
MR RUSSELL PEASGOOD	14 MILL LANE WEST	ELLOUGHTON	NR BROUGH	HUMBERSIDE	UK		33,334
PEEKA FINANCE LIMITED	FRYERS BELL AND CO	27 ATHOL STREET	DOUGLAS	ISLE OF MAN	IM1 1LB		37,962
PERSHING KEEN NOMINEES LIMITED PERNY ACCT	CAPSTAN HOUSE	ONE CLOVE CRESCENT	EASE INDIA DOCK	LONDON			20,151
MR WILLIAM TREVOR PRITCHARD	PLAS COCH	PARK STREET	DENBIGH	LL16 3DB			20,000
PRIVATE INVESTORS GROUP PLC	34 BOWER MOUNT ROAD	MAIDSTONE	KENT	UK	ME16 8AU		50,000
MR ALUN JAMES RAE	20	DUBLIN STREET	BASEMENT FLAT	EDINBURGH	EH1 3PP		4,000
RAVEN NOMINEES LIMITED 54828 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				4,500
RAVEN NOMINEES LIMITED 55264 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				16,000
RAVEN NOMINEES LIMITED 56223 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				120,000
RAVEN NOMINEES LIMITED 56532 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 56797 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				20,000
RAVEN NOMINEES LIMITED 56819 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 57630 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				16,000
RAVEN NOMINEES LIMITED 58008 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				12,900
RAVEN NOMINEES LIMITED 59000 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				5,000
RAVEN NOMINEES LIMITED 59748 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				4,000
RAVEN NOMINEES LIMITED 60112 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 60583 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 60584 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				1,500
RAVEN NOMINEES LIMITED 60595 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				10 000

List of Members of TRIDELTA PUBLIC LIMITED COMPANY as at 23rd May 2004 (continued)

RAVEN NOMINEES LIMITED 61879 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				16,000
RAVEN NOMINEES LIMITED 62731 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				4,000
RAVEN NOMINEES LIMITED 62732 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 64752 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 64754 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				16,000
RAVEN NOMINEES LIMITED 66063 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,500
RAVEN NOMINEES LIMITED 66714 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				8,000
RAVEN NOMINEES LIMITED 67374 ACCT	4TH FLOOR	40 MARSH WALL	LONDON				12,500
REDMAYNE (NOMINEES) LIMITED HP2230K ACCT	84 ALBION STREET	LEEDS					1,000
MR REINHARD SCHU	FLAT 20	CENTRAL SQUARE	27 ST MARK STREET	LONDON	E1 8EF		4,000
TAMLIGHT LIMITED	29 HIGH ROAD	WILLESDEN	LONDON	NW10 2TE			500
MR STEVE TEE	6 TALLGRASS AVENUE	TEWANTIN	QUEENSLAND	4565	AUSTRALIA		66,010
MR IAN TEMPLETON	THE STABLES	27 BOLLIN HILL	WILMSLOW	CHESHIRE	UK	SK9 4AN	113,676
MR PAUL ALAN THOMAS	HEATHBANK	17 SOUTH DOWNS ROAD	HALE	ALTRINCHAM	CHESHIRE	WA14 3HW	12,500
CAROLE TORGERSON	9 NEW LANE	BISHOPTHORPE	YORK	UK	YO23 2QS		2,000
MR DAVID TORGERSON	9 NEW LANE	BISHOPTHORPE	YORK	UK	YO23 2QS		2,000
GILLIAN TORGERSON	4 KINGS MEADOW GROVE	WETHERERBY	WEST YORKSHIRE	LS22 7FR			24,010
MR PAUL TORGERSON	4 KINGS MEADOW GROVE	WETHERERBY	WEST YORKSHIRE	LS22 7FR			71,410
TRINITY VENTURE CAPITAL LTD	C/O J TRACY	BEECH HOUSE	BEECH HILL OFFICE CAMPUS	CLONSKEAGH	DUBLIN 6		78,846
MR KIERAN WALSHE	114 THE OLD MILL	RATHOATH	CO MEATH				580,010
MR MICHAEL WATTS	BUKIT TIMAH	11A MOAT STREET	DONAGHADEE	CO DOWN	BT21 0DD		5,500
					Total		5,570,193

Schedule 2 - List of Directorships of Sean Henneberry as at 23rd May 2004

Company Name	Company Number
Aerospace Industries PLC	135475
The Belfry Properties (UK) PLC	343370
Gresham Hotel Group PLC	21824
Premier UK Residential Real Estate PLC	326954
Qualceram Shires PLC	260918
Tridelta PLC	357237
Aer Arann Group Teo	82864
Caulfield Group Limited	330647
Datacare Software Group Limited	97374
Equitas Investments Limited	104194
Hickey's Pharmacy Limited	291994
Imagine Software Industries Limited	290062
Management Techniques Limited	156617
Andrew Mannion Engineering Limited	138772
Swift Fine Foods Limited	334981
Tridelta Development Limited	254105
UFAC Holdings Limited	170861

Tridelta plc

Directors' Report and Financial Statements

Year ended 31 December 2003

CONTENTS

CHAIRMAN'S STATEMENT

The year 2003 has been a significant year for The Tridelta group. The Company completed its Initial Public Offering on the OFEX market and 2003 represented the first full year of group's (including Tridelta Development Ltd) activities.

The full year result for 2003 shows a turnover of €595,231 which represents an increase of 23.5% (over 2002 revenue for Tridelta Development Ltd). At the time of publishing our prospectus we had anticipated that the additional funding would allow us to further increase sales in 2003. There was however a delay in receiving the funding thereby preventing us putting the funds to work in time to see the benefits in 2003. However, I am pleased to say that the increase in sales has began to come through in early 2004 with sales at the end of April 2004 showing a 50% growth over the same period for 2003. Anticipating this delay in development of additional sales in 2003, the Group undertook a programme of prudent cost control measures resulting in the loss for the year being €382,491 (2002: €308,839, Tridelta Development Ltd); less than 20% over what was projected, which, I believe, highlights one of the company's strengths; good understanding and control over expenditure.

Acute Phase Proteins

The sales of Acute Phase Protein assays continue to grow strongly, both with our own label product and through our successful Own Label Agreement with Biosource Inc in the US.

Mastitis

The Company continues to develop the mastitis application of its proprietary MAA protein, and has teamed up with Milk Testing Ltd to launch the first of its planned line of mastitis detection tests that can be used in milking parlours on the farm, utilising a novel sampling and testing system developed by Milk Testing Ltd. This system was displayed for the first time at the Royal Association of British Dairy Farmers, Dairy Event at the National Agricultural Centre, and Stoneleigh Park in September 2003. Work also continues in the development of an on line system with another of the company's partners Sensortec, with initial trial results looking very promising.

Animal Welfare

The development of the application has been disappointing. Although the Company continues to work with Marks & Spencer plc on developing the protocol for application on the farm, establishing the trial protocol which will be required in order to begin large scale commercial development of testing in this area, is taking longer than anticipated.

SCIL

The Company has delivered the first batch of kits to SCIL in Germany in the early part of 2004 as part of our on going development agreement. Although the launch of the SCIL Vetlab instrument has been delayed until 2005, Tridelta has developed a range of kits which can be used on existing instrumentation which SCIL will begin marketing in 2004.

One of the major advantages of being a publicly traded Company is the increased ability to expand the Company by acquiring other companies or products. Through careful planning the Company has established an aggressive plan for significant additional expansion of Tridelta by a programme of acquisition. The first step in this plan was raising an additional £236,000 which was completed in February 2004. These additional funds will give the Company increased working capital and allow the company to investigate potential acquisition targets.

I am pleased to inform you that since raising these additional funds the Company has successfully identified three potential acquisition targets and I hope in the very near future to be able to give you more details on these targets. However, I can tell you that if we move to the next step of this acquisition strategy, the Company will need to raise additional funds this will be undertaken alongside a possible move to the AIM market.

On behalf of the Board of Directors we thank our shareholders for the confidence and trust they have placed in us.

Sean Henneberry
Chairman
Tridelta plc

21 May 2004

DIRECTORS AND OTHER INFORMATION

Directors

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

Bankers

Bank of Ireland
Bray
Co. Wicklow
Ireland

Secretary

Brian Hett

Business Address

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

Company number: 357237

Registered office

21 Quinsboro Road
Bray
Co. Wicklow
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Wilton Place
Dublin 2
Ireland

DIRECTORS' REPORT

The directors present their report and financial statements for the year ended 31 December 2003.

Principal activities and review of the business
The principal activity of the company is the manufacture of animal diagnostic kits.

The results for the year and the financial position at the year end were considered satisfactory by the directors who expect continued growth in the foreseeable future.

Results and dividends
The results for the year are set out on page 9.

	€
Loss before taxation for the year	(382,491)
Taxation	-
Retained loss for the year	(382,491)

Post balance sheet events
Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

Directors
The following directors have held office since 23 May 2002:

Kieran Walshe
Brian Hett
Paul Torgerson
Brian Flavin
Sean Henneberry

Directors' interests
The directors' beneficial interests in the shares of the company were as stated below:

	Common stock (a)		Options (b)	
	2003	2002	2003	2002
Interests in Tridelta Plc:				
Brian Hett	1,300,820	1,300,820	35,000	-
Paul Torgeson	73,410	73,410	43,358	43,358
Kieran Walshe	580,010	580,010	130,977	95,977
Brian Flavin	-	-	-	-
Sean Henneberry	37,962	37,962	118,809	118,809

Substantial shareholders
Other than the interests of the directors disclosed above, the following are the interests of individual or individuals acting together which at 21 May 2004 exceed 3% of the share capital of the company:

Interests in Tridelta Plc:	Ordinary Shares
Enterprise Ireland	372,800
Campus Venture Capital Fund	1,012,702
Enterprise 2000 Fund Ltd	372,800

DIRECTORS' REPORT - continued

Safety, health and welfare of employees
The directors are aware of their obligations under the Safety, Health and Welfare at Work Act 1989, and are satisfied that the company adheres to the requirements.

Corporate governance
The Combined Code which sets out Principles of Good Governance and a Code of Best Practice was derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports.

Board of Directors
The board of directors currently comprises 3 non-executive directors and 2 executive directors and meets on a regular basis throughout the year. Meetings are held at 21 Quinsboro Road, Bray, Co. Wicklow address. The agreed list of matters which the board has formally reserved to itself for decision making include overall group strategy, acquisition and divestment policy, approval of major capital investment and group funding and treasury policy. It also reviews the strategic direction of the group's operations and monitors performance against agreed objectives.

Full board papers are sent to each director in sufficient time before board meetings and all supporting papers and information are readily available to all directors on request. The board papers include the minutes of all committees of the board which have been held since the previous board meeting.

All directors have direct access to the advice and services of the company secretary, who is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with. There is also an agreed procedure for the directors to take independent professional advice as necessary in the furtherance of their duties. All directors who are appointed receive a full introduction to the group and its operations and training will be provided on request.

The roles of Chairman and Chief Executive are separated. The non-executive directors are independent of management and have no material interest save as disclosed or other business relationship with the group. All directors bring an independent judgement to bear on issues of strategy, performance and standards of conduct. To ensure transparency in this area, the board has requested the company secretary to maintain a register of any conflicts of interest declared by the directors. The chairman is non-executive.

The board delegates certain responsibilities to specific committees, as described below.

Audit committee
The company has established an audit committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

Remuneration committee
The company has established a remuneration committee which consists of independent non-executive directors. The committee has written terms of reference which deal with its authority and duties. The committee meets once a year.

Nomination committee
At present, as the board of directors is small, no formal nomination committee has been established. The authority to nominate new directors for appointment vests in the board of directors.

DIRECTORS' REPORT - continued

Shareholders
The company is fully conscious of the need for communication with shareholders and welcomes their participation at general meetings. The company has developed an active website for information purposes. Representatives of the board and the chairmen of the various sub-committees attend the Annual General Meeting and are available to answer questions. Separate resolutions are proposed at the Annual General Meeting on each substantially separate issue including a resolution to receive and consider the Annual Report and Accounts. Notice of the Annual General Meeting together with the Annual Report are sent to the shareholders at least 21 working days before the meeting and details of proxy votes for and against each resolution are announced after the result of hand votes.

Compliance
The board has considered its policies in relation to corporate governance in the light of the recommendations contained in the Combined Code, and the Board is confident it complies with the Combined Code except for the following:

- As the board is small at present, a specific nomination committee has not been appointed. This matter is under continuous review.
- Details of directors' remuneration are set out in accordance with the Irish Companies Acts, 1963 to 2003.
- Share option arrangements are in place between the Company and certain non-executive directors. These arrangements reflect the high level of commitment and support given by them.

Internal control
The directors have overall responsibility for the group's system of internal control and have delegated responsibility for the implementation of the system of interest control to executive management. This system includes financial controls which enable the board to meet its responsibility for the integrity and accuracy of the group's accounting records. The group is currently formalising a system of internal control which is designed to provide reasonable, through not absolute, assurance that the assets are safeguarded, transactions authorised and recorded properly and that any material errors or irregularities can be prevented or detected within a reasonable timeframe.

The key procedures established by the directors to date with a view to providing effective internal financial control include the following:

- the organisation structure has clearly defined lines of authority;
- there is a formal schedule of matters reserved for the board as discussed above;
- an ongoing policy of the recruitment of quality and experience personnel;

Auditors
In accordance with the Companies Act 1963, section 160 (2), continue in office as auditors of the company.

Statement of director's responsibilities
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to;

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are responsible and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2003. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

Brian Hett

Kieran Walshe

21 May 2004

PRICEWATERHOUSECOOPERS

PricewateruseCoopers
Wilton Place
Dublin 2
Telephone +353 (0) 1 678 9999
Facsimile +353 (0) 1 662 6200
I.D.E. Box No. 137
Internet www.pwc.com/ie

Independent auditors' report to the shareholders of Tridelta plc

We have audited the financial statements on pages 9 to 22.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the directors' report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 6 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards issued by the Auditing Practices Board applicable in Ireland. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the rules of OFEX regarding directors' remuneration and transactions is not disclosed.

We are not required to form an opinion on the effectiveness of the company's or the group's corporate governance or internal controls.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Chartered Accountants

PRICEWATERHOUSECOOPERS

Independent auditors' report - continued

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2003 and of its loss and cash flows for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company and the group. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet, are not less than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under section 40 (1) of the Companies (Amendment) Act 1983, may require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

25 May 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2003

	Notes	Year ended 31 December 2003 €	Period ended 31 December 2002 €
Turnover	2	595,231	104,818
Cost of sales		(193,512)	(58,751)
Gross profit		401,719	46,067
Administrative expenses		(806,424)	(160,356)
Amortisation of goodwill		(19,990)	(4,601)
Other operating income		45,000	-
Operating loss	3	(379,695)	(118,890)
Interest payable and similar charges	4	(2,796)	(1,569)
Loss on ordinary activities before taxation		(382,491)	(120,459)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation		(382,491)	(120,459)
Retained loss for the year		(382,491)	(120,459)
Retained loss brought forward		(120,459)	-
Retained loss carried forward	15	(502,950)	(120,459)
Earnings per share	26	(€0.08)	(€0.07)

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account, therefore, no separate statement of total recognised gains and losses has been prepared.

Approved

Brian Hett

Kieran Walshe

21 May 2004

CONSOLIDATED BALANCE SHEET
As at 31 December 2003

	Notes	As at 31 December 2003 €	As at 31 December 2002 €
Fixed assets			
Tangible assets	7	76,492	73,417
Investment in associated undertaking	8	520	420
Intangible fixed assets	6	507,317	523,075
		584,329	596,912
Current assets			
Stocks	9	78,859	99,384
Debtors	10	234,900	155,546
Cash at bank and in hand		3,886	956
		317,645	255,886
Creditors: amounts falling due within one year	11	(387,225)	(349,695)
Net current (liabilities)		(69,580)	(93,809)
Total assets less current liabilities		514,749	503,103
Creditors: amounts falling due after more than one year	12	(8,812)	(24,343)
Net assets		505,937	478,760
Capital and reserves			
Called up share capital	14	516,519	443,939
Share premium account	15	492,368	155,280
Profit and loss account	15	(502,950)	(120,459)
Shareholders' funds - equity interests	16	505,937	478,760

Approved:

Brian Hett

Kieran Walshe

21 May 2004

COMPANY BALANCE SHEET
As at 31 December 2003

	Notes	As at 31 December 2003 €	As at 31 December 2002 €
Fixed assets			
Investments	8	404,228	404,228
		404,228	404,228
Current assets			
Debtors	10	-	-
Cash at bank and in hand		448	379
		448	379
Creditors: Amounts falling due within one year	11	(4,500)	(83,303)
Net current (liabilities)		(4,052)	(82,924)
Total assets less current liabilities		400,176	321,304
Capital and reserves			
Called up share capital	14	516,519	443,939
Share premium account	15	492,368	155,280
Profit and loss account		(608,711)	(277,915)
Shareholders' funds - equity interests		400,176	321,304

Approved

Brian Hett

Kieran Walshe

21 May 2004

CONSOLIDATED CASHFLOW STATEMENT
For the year ended 31 December 2003

	Notes	2003 €	2002 €
Net cash outflow from operating activities	19	(341,992)	(207,960)
Return on investments and servicing of finance	20	(2,796)	(1,569)
Taxation		-	-
Capital expenditure and financial investment	21	(56,557)	(13,771)
Acquisitions and disposals	22	-	(27,695)
Financing	23	394,137	232,215
Decrease in cash		(7,208)	(18,780)

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET DEBT
Period Ended 31 December 2003

		2003 €	2002 €
Decrease in cash		(7,208)	(18,780)
Net cashflow from movement in net debt		15,531	(37,224)
Change in net debt resulting from cashflow	25	8,323	(56,004)
Net debt at 1 January	25	(56,004)	-
Net debt at 31 December	25	(47,681)	(56,004)

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2003

1 Accounting policies

The significant accounting policies and estimation techniques adopted by the company are as follows:

Basis of preparation
The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Group: Companies Accounts) Regulations, 1992. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

Accounting convention
The financial statements are prepared under the historical cost convention. The financial statements are prepared in Euro denoted by the symbol "€".

Turnover
Turnover represents the value of goods and services at invoiced value, exclusive of value added tax and trade discounts.

Investments
Investments are shown at cost, net of any impairments in the value of the investment.

Grants
Grants are amortised to income in a manner that will match them with the expenditure towards which they are intended to contribute.

Deferred tax
Deferred tax is provided on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

Timing differences are temporary differences between profits as computed for tax purposes and profits as stated in the financial statements which arise because certain items of income and expenditure in the financial statements are dealt with in different years for tax purposes.

Deferred tax is measured at the tax rats that are expected to apply in the years in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not discounted.

Fixed asset depreciation
The cost of fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is provided on a straight line basis at rates which are estimated to reduce the assets to their realisable values by the end of their expected useful lives which are stated below:

	Rate
Fixtures and fittings and equipment	15%
Lab equipment	15%
Leasehold improvements	5%
Office equipment	20%

Patents
The cost is written off over 10 years or the remaining life of the underlying patent, whichever is shorter.

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

1 Accounting policies - continued

Stocks
Stocks are valued at the lower of cost and net realisable value.

Pensions
Retirement benefits to the executive director are funded by contributions from the company. Payments are made to a pension trust which is finally separate from the company.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

Taxation
Taxation is based on the results for the year.

Comparative figures
Prior period comparatives have been amended where appropriate to assist comparability.

Basis of consolidation
The group financial statements consolidate the financial statements of the company and its subsidiary undertakings. The group profit and loss includes the results of subsidiary undertakings for the period or from the date of acquisition.

Goodwill
Goodwill, which arose on the acquisition of subsidiary undertakings, represents the excess cost over fair value of the group's share of assets acquired. Goodwill is capitalised as an intangible asset and amortised by equal annual instalments over its expected useful life. Goodwill is written off in equal annual instalments over a twenty year period from date of acquisition.

2 Turnover

Turnover consists of the sale of animal diagnostic kits. The comparative 2002 figures includes the turnover of Tridelta Development Limited from the date of acquisition of 8th October 2002 to the period end. The 2003 figure includes the turnover of Tridelta Development Limited for the full twelve month period.

3 Operating loss

	2003	2002
	€	€
Operating loss is stated after charging:		
Amortisation of intangible assets	37,780	2,936
Depreciation of tangible assets	31,460	11,117
Auditors' remuneration	2,500	2,500
and after crediting:		
Government grants	45,000	-

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

4 Interest payable

	2003 €	2002 €
On bank loans, overdrafts and other	(2,796)	(1,569)

5 Taxation

The current tax charge for the year differs to the current charge that would result from applying the manufacturing rate of Irish corporation tax to loss on ordinary activities. The differences are explained below:

	2003 €	2002 €
Loss on ordinary activities before tax	(382,491)	(120,459)
Loss on ordinary activities multiplied by the manufacturing rate of corporation tax 10% (2002: 10%)	(38,249)	(12,046)
Effects of:		
Expenses not allowable/(deductions)	7,666	(3,053)
Depreciation in excess of capital allowances	1,579	409
Utilisation of losses forward	29,004	14,690
Actual tax charge	-	-

6 Intangible fixed assets

	Goodwill €	Patents €	Total €
Cost			
At 1 January 2003	399,814	165,804	565,618
Additions	-	22,022	22,022
At 31 December 2003	399,814	187,826	587,640
Amortisation			
At 1 January 2003	4,601	37,942	42,543
Charge for the period	19,990	17,790	37,780
At 31 December 2003	24,591	55,732	80,323
Net book value			
At 31 December 2002	395,213	127,862	523,075
At 31 December 2003	375,223	132,094	507,317

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

7 Tangible fixed assets

	Leasehold improvements	Fixtures, fittings & equipment	Lab equipment	Office equipment	Total
	€	€	€	€	€
Cost					
At 1 January 2003	-	9,494	38,078	114,126	161,698
Additions	25,138	-	6,273	3,124	34,535
At 31 December 2003	25,138	9,494	44,351	117,250	196,233
Depreciation					
At 1 January 2003	-	2,656	19,379	66,246	88,281
Charge for the year	999	1,427	5,785	23,249	31,460
At 31 December 2003	999	4,083	25,164	89,495	119,741
Net book value					
At 31 December 2003	24,139	5,411	19,187	27,755	76,492
At 31 December 2002	-	6,838	18,699	47,880	73,417

Included within tangible fixed assets are finance leased assets, principally plant and office equipment, with a net book value of €18,819.

Depreciation charged on these assets during the year amounted to €6,797.

Obligations relating to **finance leases** (net of finance charges allocated to future periods) payable:

- Within 1 year €12,881
- Between 1 and 5 years. €8,812
- After 5 years. €NIL

8 Financial assets – group

	2003	2002
	€	€
Balance at beginning of period	420	420
Additional investment	100	-
Share of profit/(loss)	-	-
Balance at end of period	520	420

Financial assets – company

	2003	2002
	€	€
Investment in subsidiary company	404,228	404,228

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

8 Financial assets – group - continued

Financial assets are shown at cost less any provision for impairment in value.

At 31 December 2003, the company had interests in the ordinary share capital of the following subsidiary and associated undertakings, primarily engaged in the research and development, sale and distribution of animal diagnostic kits.

Company name	Registered office	Interest	Net asset value in local currency
Tridelta Development Limited	21 Quinsboro Road Bray Co Wicklow	100%	(€469,448)
Trimed Research Inc.	2835 Sth. 132nd Street Omaha NE 68144 USA	45%	$841

9 Stocks

	2003 €	2002 €
Raw materials and consumables	78,859	99,384

10 Debtors - Group

	2003 €	2002 €
Trade debtors	161,074	127,714
Other debtors	17,361	18,767
Prepayments and accrued income	56,465	9,065
	234,900	155,546

Debtors - Company

Amount due from subsidiary company	-	-

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

11 Creditors: amounts falling due within one year

	2003 €	2002 €
Bank loans and overdrafts	29,874	19,736
Net obligations under finance lease and hire purchase contracts	12,881	12,881
Trade creditors	216,414	105,284
Other creditors	88,741	164,528
Accruals and deferred income	39,315	47,266
	387,225	349,695

Creditors: amounts falling due within one year - Company

	2003 €	2002 €
Other creditors	4,500	83,303

12 Creditors: amounts falling due after more than one year

	2003 €	2002 €
Net obligations under finance leases and hire purchase agreements	8,812	24,343

13 Pension costs

Defined contribution

	2003 €	2002 €
Contributions payable by the company for the year	15,330	12,276

14 Share capital

	2003 €	2003 €
Authorised		
10,000,000 ordinary shares at €0.10 each	1,000,000	1,000,000
	1,000,000	1,000,000
Allotted, called up and fully paid		
Balance of ordinary shares at beginning of period	443,939	-
Ordinary shares issued	72,580	443,939
Balance at end of period	516,519	443,939

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

15 Statement of movements on reserves

	Share premium account €	Profit and loss account €
Opening balance	155,280	(120,459)
Retained loss for the year	-	(382,491)
Share issue	544,349	-
Share issue expenses	(207,261)	-
Balance at 31 December 2003	492,368	(502,950)

16 Reconciliation of movements in shareholders' funds

	2003 €	2002 €
Opening shareholders' funds	478,760	-
Loss for the financial year	(382,491)	(120,459)
Shares issued	72,580	443,939
Premium on shares issued (net of issue costs)	337,088	155,280
Closing shareholders' funds	505,937	478,760

17 Directors' emoluments

	2003 €	2002 €
Executive directors remuneration including pension contributions	135,623	27,172
Non executive directors fees	7,500	-

18 Employees

Number of employees
The average monthly number of employees (including directors) during the year was:

	2003 Number	2002 Number
Managing	2	2
Admin and distribution	5	5
Production	6	5
	13	12

Employment costs	€	€
Wages and salaries	370,354	295,351
Social security costs	32,798	18,315
Other pension costs	14,388	12,276
	417,540	325,942

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

19 Reconciliation of operating loss to net cashflow from operating activities

	2003 €	2002 €
Operating loss	(382,491)	(120,459)
(Increase)/decrease in debtors	(79,354)	7,883
(Increase)/decrease in creditors	27,293	(117,311)
Decrease in stock	20,525	1,704
Depreciation	31,459	11,117
Amortisation of intangible assets	17,790	2,936
Amortisation of goodwill	19,990	4,601
Interest paid	2,796	1,569
Net cash outflow from operating activities	(341,992)	(207,960)

20 Return on investments and servicing of finance

	2003 €	2002 €
Interest paid	(2,796)	(1,569)

21 Capital expenditure and financial investment

	2003 €	2002 €
Payments to acquire intangible fixed assets	(22,022)	-
Payments to acquire tangible fixed assets	(34,535)	(13,771)
	(56,557)	(13,771)

22 Acquisitions and disposals

	2003 €	2002 €
Cash liability assumed on acquisition of subsidiary	-	(27,695)

23 Financing

	2003 €	2002 €
Issue of ordinary share capital	616,929	276,294
Issue expenses	(207,261)	(81,303)
Capital payments of finance leases	(15,531)	31,224
	394,137	232,215

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

24 Analysis of cash

	2002 €	2003 €	Change €
Cash	956	3,886	2,930
Bank overdraft	(19,736)	(29,874)	(10,138)
	(18,780)	(25,988)	7,208

25 Analysis of changes in net funds/(debt)

	2003 €	Cashflow	2002 €
Cash	(25,988)	(7,208)	(18,780)
Finance lease obligation	(21,693)	15,531	(37,224)
	(47,681)	8,323	(56,004)

26 Earnings per share

	2003 €
Calculation of earnings	
Loss for the year	(382,491)
Earnings per ordinary share of €0.10 each	(€0.08)
Weighted average number of ordinary shares	
Shares in issue for full year	4,439,394
Shares issued on 30 July 2003 (725,799 x 155/365)	308,216
Number of shares	4,747,611

27 Related party transactions

During the period, the group transacted with Management Techniques Limited. Sean Henneberry is a director of the company and of Management Techniques Limited. The total amount of the services provided by Management Techniques Limited to the company in the period was €17,667 (2002:€3,682). The amount outstanding at year end was €Nil (2002:€Nil).

28 Contingencies

Included in the debtors of the company at the year end is an amount of €45,000 of income relating to revenue grants receivable. At the date of signing of the accounts the grant revenue had not been received. The grant is contingent on certain conditions being fulfilled by the company. The directors are confident that those conditions will be fulfilled and the grant will be received in full.

NOTES TO THE FINANCIAL STATEMENTS - continued
For the year ended 31 December 2003

29 Ultimate controlling party

The directors regard the shareholders as the ultimate controlling party.

30 Subsequent events

Subsequent to the year end, the company raised additional funds by the issue of 393,334 shares at Stg£0.60 each.

31 Approval of financial statements

The directors approved the financial statements on the 21 May 2004.